AMER GROUP 2004 FINAL RESULTS (IFRS)
Comparable net sales of sports equipment in local currencies rose by 11%.

- Amer Group's net sales were EUR 1,058.8 million (2003: EUR 1,094.1 million).
- Earnings before interest and taxes (EBIT) amounted to EUR 122.0 million (117.7) and earnings per share were EUR 1.19 (1.12).
- Exiting from the tobacco business improved EBIT by EUR 10.1 million, but reduced net sales by EUR 86.4 million compared to 2003.
- Following the EGM held on December 13, 2004, the Company's share capital was increased by means of an EUR 190,452,960 bonus issue from EUR 95,226,480 to EUR 285,679,440. Under the terms of the bonus issue, a shareholder received two new shares for one old share.
- In 2005, comparable net sales of the sports equipment business in local currencies are expected to grow 3-5% compared with 2004. Earnings per share for 2005 are expected to be EUR 0.90-1.05.
- Proposed dividend EUR 0.50 per share (0.47)

EUR million	2004	2003	Change %
NET SALES	1,058.8	1,094.1	-3
GROSS PROFIT	438.6	420.8	4
EBIT	122.0	117.7	4
Financing income and expenses	-3.4	-8.2	
EARNINGS BEFORE TAXES	118.6	109.5	8
NET RESULT	84.5	78.1	8
Earnings per share, EUR*)	1.19	1.12	
ROCE, %	21.5	21.1	
ROE, %	19.2	18.8	

*) Bonus issue-adjusted, 1:2

Roger Talermo, President & CEO, Amer Group:

"2004 was a year of positive trends in the sports equipment market. At Amer Group, growth has been especially strong in the Fitness Equipment Division with net sales in local currencies growing by 31%. The product groups that saw the greatest sales growth were elliptical fitness equipment, treadmills, and stationary cycles. Sales were also boosted by the acquisitions made in January 2004.

The Golf Division achieved its objective for 2004: to be back in the black. Profitability was improved by the reorganization of Wilson in the United States, a process that got under way in 2003, and by the related realignment of its cost structure to better match business operations.

Team Sports continued to perform well, breaking its previous earnings record. Comparable net sales in local currencies rose by 13%. The product groups that particularly improved sales performance were baseball and softball bats. Team Sports' growth was also fueled by the acquisition of Athletic Training Equipment Company Inc., a baseball and softball training equipment manufacturer, in November 2003.

The Winter Sports Division's comparable net sales in local currencies grew by 11%. Atomic ski boots and bindings had a successful year. Sales were boosted by many new products and product improvements as well as a good year on the World Cup circuit.

Dlw 2/23

The Racquet Sports Division's comparable net sales in local currencies rose by 6%. Wilson's market share of premium tennis racquets increased strongly. Profitability was improved substantially.

Sports Instruments' comparable net sales in local currencies rose by 3%. Suunto launched products such as the D9, a wrist-mounted dive computer - the world's first dive computer to incorporate a digital compass.

We built up our sales network by setting up Amer Sports own sales and distribution companies in Italy, Russia, and Estonia towards the end of 2004. Thanks to the new companies, Amer Sports sales and distribution organization is now represented in 31 countries.

In 2005, Amer Group's comparable net sales in local currencies are expected to grow by 3-5% compared with 2004. In 2005, the Company expects that growth in demand for sports equipment will plateau in the United States, while demand is anticipated to keep recovering slowly in Europe and Japan.

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

A financial results' press conference will be held for analysts and media today at 3 pm Finnish time at Amer Group's Helsinki headquarters (Mäkelänkatu 91).

AMER GROUP 2004 FINAL RESULTS
(Stated according to IFRS)

2004 was a year of solid growth for Amer Group's sports equipment business. Comparable net sales of sports equipment in local currencies rose by 11%. Profitability was good and the balance sheet strong. The Golf Division achieved its objective for the year under review: to be back in the black.

Foreign exchange rate movements reduced Amer Group's net sales by EUR 50 million, due to the strengthening of the euro, particularly against the US dollar. Foreign exchange rate movements had a slightly negative effect on EBIT.

In 2004, Amer Group carried out small but strategically important acquisitions to strengthen its business areas' product portfolios. In January, the Company acquired Fitness Products International LLC and ClubCom Inc., which helped boost growth of the Fitness Equipment Division to 31% in local currency terms. Team Sports' growth was boosted by the acquisition of Athletic Training Equipment Company Inc. in November 2003.

Amer Group built up its sales network by setting up Amer Sports own sales and distribution companies in Italy, Russia, and Estonia. The sales activities of Precor, which offers fitness equipment, were integrated into Amer Sports sales in Spain and the Netherlands. In Japan, Amer Sports' range was expanded to Precor, Atomic, and Suunto products in addition to Wilson.

In January, Amer completed an agreement to terminate its license to manufacture and sell tobacco products. Amer Group withdrew from the tobacco business on March 26, 2004, and now focuses solely on sports equipment.

NET SALES AND EBIT

Amer Group's net sales declined by 3% to EUR 1,058.8 million (EUR 1,094.1 million in 2003). The divestment of the tobacco business in March reduced net sales by 8%. Net sales of the sports equipment business rose by 5%. The comparable net sales of this business in local currencies grew by 11%. With the exception of the Golf Division, sales of all sports business areas grew in local currency terms.

Foreign exchange rate movements reduced Amer Group's net sales by EUR 50 million, which was due to the strengthening of the euro, particularly against the US dollar.

Net sales by market area were as follows: the Americas (including Latin and South America), 56%, EMEA (Europe, Africa, and the Middle East), 33%, and Asia Pacific, 11%. Sales in the Americas grew by 4% and in Asia Pacific by 8%, but declined by 16% in EMEA due to the divestment of the tobacco business. Comparable net sales in local currencies rose by 14% and 15% in the Americas and Asia Pacific, respectively, and declined by 17% in EMEA.

The Group's EBIT amounted to EUR 122.0 million (117.7), including the consideration received from Philip Morris due to the premature termination of the license to manufacture and sell Philip Morris products. The divestment of the tobacco business improved EBIT by EUR 10.1 million. Exchange rate movements had a slightly negative effect on EBIT.

The Group's EBIT as a proportion of net sales was 11.5% (10.8%). Earnings before taxes amounted to EUR 118.6 million (109.5) and net result to EUR 84.5 million (78.1). Earnings per share were EUR 1.19 (1.12).

Net financing expenses were EUR 3.4 million (8.2), representing 0.3% of net sales.

Taxes for the financial year were EUR 33.8 million (31.0). The tax rate remained the same level as 2003, amounting to 28.5%.

Return on capital employed (ROCE) was 21.5% (2003: 21.1%). Return on equity rose from 18.8% to 19.2%.

Q4 RESULT

Amer Group's Q4 net sales declined by 2% to EUR 261.0 million (265.4). The divestment of the tobacco business reduced net sales by EUR 25.7 million and foreign exchange rate movements by EUR 10 million. However, underlying net sales of the sports equipment business in local currencies rose by 14%.

The Group's Q4 EBIT was EUR 35.1 million (19.8). Exchange rate movements had a minimal impact on EBIT in the fourth quarter. Earnings before taxes were EUR 34.1 million (17.9).

The fourth quarter is high season for Winter Sports, which thus accountes for a larger share of the Group's net sales in Q4. Atomic's fourth-quarter net sales rose by 12% and EBIT rose 28% compared with the same period last year.

The last and first quarters of the year are typically the most notable ones for the fitness equipment business. Precor's fourth-quarter net sales rose by 23% and were EUR 58.6 million. Comparable net sales in local currencies were up 32%.

DIVISIONAL REVIEWS

The global tennis market grew by about 2% and the average price of tennis racquets declined. Wilson's share of the global market for tennis racquets was 36% by the time of the year end. The Racquet Sports Division's net sales rose by 1% to EUR 210.3 million. Comparable net sales in local currencies were up 6%. Sales rose by 7% in the Americas, 2% in EMEA, and 12% in Asia Pacific. EBIT increased by 31% to EUR 26.9 million. Premium tennis racquets in particular boosted sales.

Competition continued to be tough in the golf equipment market and as a result prices were under pressure. Sales of golf clubs were similar to last year and Wilson's global market share was 4%. Wilson also had a 4% market share in golf balls. The Golf Division's net sales declined by 5% to EUR 147.7 million. Comparable net sales in local currencies declined by 2%. Sales rose by 22% in Japan and 1% in the Americas. Sales were down 13% in EMEA. The Golf Division achieved its objective for 2004: to get back in the black. Profitability was improved by the reorganization of Wilson in the United States, a process that got under way in 2003, and by the related realignment of its cost structure to better match its business operations.

The market for American football and basketball equipment grew in the United States in 2004. The baseball equipment market remained at 2003's levels in the United States. Team Sports continued to perform well, breaking its previous earnings record. Net sales were up 2% to EUR 185.0 million. Comparable net sales in local currencies rose by 13%. The products that particularly improved sales performance were baseball and softball bats; their sales increased by 25%. Of net sales, 89% were generated in the US market. Sales outside the United States grew by 16%. EBIT increased by 6% to EUR 24.6 million. Comparable EBIT in local currencies was up 18%.

In addition to sales of racquet sports, golf, and team sports equipment, global sales of other products manufactured under license from Wilson totaled approximately EUR 115 million.

The first indications are that the total market for winter sports in the 2004/2005 season will grow by 3%, compared to 2% growth in the 2003/2004 season. Average product prices declined due to an increasing proportion of sales being derived from lower price point products. The Winter Sports Division's net sales grew by 9% to EUR 205.6 million. Comparable net sales in local currencies rose by 11%. Sales grew by 13% in EMEA and 5% in the Americas. EBIT increased by 5% to EUR 29.6 million.

During the year under review, the fitness market grew by about 5% in North America. Price competition continued intensively in Europe. The Fitness Equipment Division's net sales increased by 20% and amounted to EUR 210.1 million. Comparable net sales in local currencies were up 31%. The products that saw the greatest sales growth were elliptical fitness equipment, treadmills, and stationary cycles. Of net sales, 78% came from North America, where sales increased by 32%. EBIT declined by 11% to EUR 23.9 million. A settlement paid in a fitness equipment litigation case reduced EBIT; its non-recurring impact was EUR 2.5 million. The result was also weakened by the rising price of steel as well as the integration of the acquired businesses.

Sales of Suunto wristop computers grew by 2% during the year under review. Sales of diving instruments remained at 2003's levels. Wristop computers and diving instruments accounted for 64% of Suunto's net sales. Suunto's net sales rose by 1% to EUR 77.2 million. Comparable net sales in local currencies increased by 3%. The Americas generated 40% of net sales and EMEA 50%. Sales grew by 13% in the Americas and declined by 6% in EMEA. EBIT grew by 4% to EUR 8.0 million.

CAPITAL EXPENDITURE

The Group's gross capital expenditure totaled EUR 16.3 million (18.4). The Group's depreciation was EUR 16.1 million (19.7).

RESEARCH AND DEVELOPMENT

R&D expenditure amounted to EUR 31.3 million (30.7), representing 3.0% of net sales.

EUR million	2004	2003
Racquet Sports	3.9	4.6
Golf	2.8	3.5
Team Sports	1.9	1.7
Winter Sports	5.2	6.1
Fitness Equipment	10.8	8.8
Sports Instruments	6.7	6.0
Total	31.3	30.7

FINANCIAL POSITION AND CASH FLOW

The Group's net financing expenses were EUR 3.4 million (8.2) during the financial period. The market valuation of interest rate swaps hedging against interest rate rises reduced net financing expenses by EUR 2.2 million.

The Group's financial position and liquidity remained good. Cash flow from operating activities after interest and taxes was EUR 33.2 million (88.6). The decline in cash flow from operating activities was due primarily to the increase in working capital caused by the strong growth of Fitness Equipment and Winter Sports. Net cash flow from investing activities, including acquisitions and the sale of the tobacco business, amounted to EUR -8.4 million (-23.8). Dividends totaling EUR 33.2 million were paid.

The Group's net debt totaled EUR 133.2 million (140.6) as at December 31, 2004. Exchange rate movements reduced net debt by EUR 11.2 million.

Most of the Group's financing was raised through the issuance of commercial paper. The Group did not initiate any significant new financing-related measures during the year.

The Group's interest-bearing long-term liabilities amounted to EUR 27.1 million. In addition, the Group had EUR 92.0 million in unused committed credit facilities, of which EUR 55.0 million will mature after 12 months.

Liquid funds amounted to EUR 17.0 million at year's end.

The equity ratio rose to 55.5% (48.4%) and gearing was 29% (33%).

PERSONNEL

The number of Amer Group employees rose by 53 during the year. At the end of 2004, the Group had 4,066 (4,013) employees. The average number of employees during the year under review was 4,174 (4,089).

	Dec 31, 2004	Dec 31, 2003
Racquet Sports	589	614
Golf	694	799
Team Sports	607	530
Winter Sports	847	712
Fitness Equipment	745	471
Sports Instruments	532	519
Tobacco	4	323
Headquarters	48	45
Total	4,066	4,013

The parent company, Amer Group Plc, had 48 (45) employees at the end of 2004, with an average of 47 (45) during the year.

At the end of the year, the Group had 1,782 employees in the United States, 669 in Austria, 362 in Finland, and 1,253 in the rest of the world.

THE PARENT COMPANY'S BOARD OF DIRECTORS AND AUDITOR

At the Annual General Meeting held on March 17, 2004, it was resolved that the Board of Directors would have seven members. The Board members elected for the 2004 term of office were Mr Felix Björklund, Mr Ilkka Brotherus, Mr Pekka Kainulainen, Mr Tuomo Lähdesmäki, Mr Timo Maasilta, Mr Roger Talermo, and Mr Anssi Vanjoki as a new member. The term of office of the elected Board of Directors will end at the conclusion of the Annual General Meeting in 2005. At its first meeting after the Annual General Meeting, the Board of Directors elected Mr Pekka Kainulainen as its Chairman and Mr Ilkka Brotherus as its Vice Chairman. The members elected to the Remuneration Committee were Mr Pekka Kainulainen (Committee Chairman), Mr Ilkka Brotherus, and Mr Felix Björklund, and the members elected to the Nomination Committee were Mr Felix Björklund (Committee Chairman), Mr Pekka Kainulainen, and Mr Timo Maasilta.

The Annual General Meeting approved PricewaterhouseCoopers Oy, Authorized Public Accountants, as the auditors of the company, with the auditor in charge being Mr Göran Lindell, A.P.A.

AGM AND EGM RESOLUTIONS IN 2004

Amer Group's Annual General Meeting, which was held on March 17, 2004, resolved to amend paragraph 3 of Article 6 of the company's Articles of Association such that a Board member's term of office will expire at the end of the next Annual General Meeting following the member's election. Persons aged 66 years or older at the time of election may not be elected as members of the Board of Directors. The Board of Directors elects the Chairman and Vice Chairman of the Board from amongst its number.

In accordance with the Annual General Meeting's decision, the company's share capital was decreased by EUR 3,873,200 by canceling 968,300 Amer shares owned by the Company. The lowering of the share capital was entered in the Trade Register on April 16, 2004.

Extraordinary general meeting of shareholders

Amer Group's extraordinary general meeting held on December 13, 2004, resolved to amend Article 3 of the company's Articles of Association to the effect that the minimum share capital of the Company is EUR 200,000,000 and the maximum share capital is EUR 800,000,000, within which limits the share capital may be increased or decreased without amending the Articles of Association.

Article 4 of the Articles of Association was amended such that the number of the company's shares is 50,000,000 at the minimum and 200,000,000 at the maximum.

Article 13 of the Articles of Association was amended such that in paragraph 7 of Article 13, the reference to "Finnish markka" was changed to euros and the reference to the "Bank of Finland" was changed to the European Central Bank. No other changes to Article 13 were made.

In accordance with the decision of the extraordinary general meeting, the Company's share capital was increased from EUR 95,226,480 to EUR 285,679,440 by means of a bonus issue of EUR 190,452,960. Under the terms of the bonus issue, each share entitled its holder to receive two new shares, without consideration. A total of 47,613,240 new shares were issued. The increase in the share capital was entered in the Trade Register on December 16, 2004. An amount equaling the increase was transferred into the share capital from the premium fund.

In accordance with the terms and conditions of Amer Group's 2002, 2003, and 2004 warrant schemes, the ratio of the share capital to the shares that can be subscribed for as a result of an exercise of warrants, remains unchanged. Following the bonus issue, each warrant thus entitles its holder to subscribe for three Amer Group shares instead of one share.

2002 warrant scheme
Due to the amendments, the Company's number of shares in issue can increase by a maximum of 1,557,300 new shares and the share capital by a maximum of EUR 6,229,200 due to share subscriptions. The share subscription price is a third of the subscription price determined in the terms. The new subscription price is EUR 10.79 per share. The share subscription period begins on January 1, 2005, and ends on December 31, 2007.

2003 warrant scheme
Due to the amendments, the Company's number of shares in issue can increase by a maximum of 479,997 new shares and the share capital by a maximum of EUR 1,919,988 due to share subscriptions. The share subscription price is a third of the subscription price determined in the terms. The new subscription price is EUR 12.63 per share. The share subscription period begins on January 1, 2006, and ends on December 31, 2008.

2004 warrant scheme
Due to the amendments, the Company's number of shares in issue can increase by a maximum of 1,650,000 new shares and the share capital by a maximum of EUR 6,600,000 due to share subscriptions. The share subscription price is a third of the subscription price determined in the terms. The new subscription price is EUR 13.53 per share. The share subscription period begins on January 1, 2007, and ends on December 31, 2009.

Amer Group Plc's Articles of Association are posted on the company's Internet site at www.amersports.com under About us - Corporate Governance.

AMER GROUP'S SHARES AND SHAREHOLDERS

In the following section all the share amounts and share prices have been adjusted for the December 2004 bonus issue 1:2.

The Company had 13,439 registered shareholders at the end of the year. Nominees accounted for 48% (47%) of the total shares in issue.

Turnover of the Group's shares in trading on the Helsinki Stock Exchange during the 2004 calendar year amounted to 49.7 million shares at a total price of EUR 647.5 million, and turnover on the London Stock Exchange amounted to 0.5 million shares at a total price of EUR 8.6 million. Turnover was 69.7% in Helsinki and 0.9% in London to a total of 70.6%. At the turn of the year, 256,318 American Depository Receipts were in issue.

The closing price of Amer Group Plc's shares on the Helsinki Stock Exchange on the period's last day of trading was EUR 12.85, representing a 12.2% increase during the year. The highest share price on the Helsinki Stock Exchange was EUR 14.82 and the lowest was EUR 11.49. The average price was EUR 13.06.

The company's market capitalization at year's end was EUR 917.7 million.

The highest price of the 1998 A/B/C warrants on the Helsinki Stock Exchange was EUR 8.07 and the lowest was EUR 6.63. In 2004, total turnover of the warrants amounted to 0.1 million at a price of EUR 2.5 million.

In October, Silchester International Investors Limited announced that institutional investors and funds under their control owned 15.35% of Amer Group Plc's share capital and voting rights.

During the year under review, a total of 964.200 new shares subscribed for on the basis of the 1998 A/B/C warrants were registered. The subscription period of the warrants issued in 1998 ended on March 31, 2004. As a consequence of the shares subscribed for under the 1998 warrant scheme, the Company's number of shares in issue rose by a total of 2,092,200 new shares and the share capital by EUR 8.4 million (bonus issue-adjusted). 457,800 shares remained unsubscribed.

On December 31, 2004, the Company's share capital amounted to EUR 285,679,440 and it had a total of 71,419,860 shares in issue.

At the end of the year under review, the Board of Directors had no outstanding authorizations to issue shares.

WITHDRAWAL FROM THE TOBACCO BUSINESS

In January, Philip Morris and Amer Tobacco reached an agreement on the premature termination of the latter's license to manufacture and sell Philip Morris products as well as on the sale of certain assets. The consideration paid by Philip Morris amounted to EUR 29.0 million. The divestment of the tobacco business improved EBIT in 2004 by EUR 10.1 million compared with the corresponding period of the previous year. The exclusive right granted to Amer Tobacco Ltd to produce and sell Philip Morris products in Finland accordingly ended on March 26, 2004.

NEW AMER SPORTS SALES COMPANIES

Amer Group built up its sales network by setting up Amer Sports' own sales and distribution companies in Italy, Russia, and Estonia towards the end of 2004. The Amer Sports organization operates locally and is responsible for sales and distribution of the Group's products to the sports equipment trade in its own

market area. Thanks to the new companies, Amer Sports sales and distribution organization is now represented in 31 countries.

ADOPTION OF IFRS

Amer Group adopted the International Financial Reporting Standards (IFRS) accounting and financial rules as of January 1, 2004.

CORPORATE GOVERNANCE

Amer Group complies with the Helsinki Stock Exchange's Guidelines for Insiders that came into force on March 1, 2000, and the Corporate Governance Recommendations for Listed Companies that became effective on July 1, 2004. Amer Group revised its Corporate Governance commitments in 2004. The Company's Corporate Governance system is described on the Company's Internet site at www.amersports.com under About Us - Corporate Governance.

EVENTS FOLLOWING THE YEAR END

The warrants relating to Amer Group Plc's 2002 warrant scheme for key employees began trading on the Main List of the Helsinki Stock Exchange as of January 18, 2005.

On January 25, 2005, it was announced that Amer Group Plc's Board of Directors has decided to propose to the Annual General Meeting to be held on March 16, 2005, that the company be renamed Amer Sports Corporation (Amer Sports Oyj in Finnish). The name change entails amending the Articles of Association.

OUTLOOK FOR 2005

Amer Group is now a 100% sports equipment company - and it aims to become the world's leading company in its field. Its strong cash flow from operating activities and balance sheet, coupled with its good position in the sports equipment market, mean that Amer Group has a stable platform from which to develop its operations further in line with its strategy.

2004 was a year of positive trends in the sports equipment market. Demand for sports equipment was good. In 2005, the Company expects that the growth in demand for sports equipment will plateau in the United States, while demand is anticipated to keep recovering slowly in Europe and Japan.

In 2005, Amer Group's comparable net sales in local currencies are expected to grow by 3-5% compared with last year. Earnings per share for 2005 are forecast to be EUR 0.90-1.05.

PROPOSED DIVIDEND

Amer Group seeks to be viewed as a competitive investment that increases shareholder value through a combination of dividends and share price performance ("total shareholder return"). The Company therefore pursues a progressive dividend policy reflecting its results, with the objective of distributing a dividend of at least one third of annual net profits.

The Board of Directors will propose that a dividend of EUR 0.50 (2003: EUR 0.47) per share be paid for the 2004 financial year, representing 42% of the profit for the financial year.

CONSOLIDATED RESULTS, IFRS

EUR million	2004	2003	Change %
NET SALES	1,058.8	1,094.1	-3
Cost of goods sold	-620.2	-673.3	
GROSS PROFIT	438.6	420.8	4
Licence income	14.3	10.3	
Other operating income	3.3	28.5	
R&D expenses	-31.3	-30.7	
Selling and marketing expenses	-246.5	-231.2	
Administrative and other expenses	-75.1	-80.0	
Gain on sale of tobacco business	18.7	-	
EBIT	122.0	117.7	4
Financing income and expenses	-3.4	-8.2	
EARNINGS BEFORE TAXES	118.6	109.5	8
Taxes	-33.8	-31.0	
Minority interest	-0.3	-0.4	
NET RESULT	84.5	78.1	8
Earnings per share, EUR	1.19	1.12	
Earnings per share, diluted, EUR	1.18	1.11	
Adjusted average number of shares in issue, million	71.1	70.0	
Adjusted average number of shares in issue, diluted, million	71.3	70.2	
Equity per share, EUR	6.41	5.95	
ROCE, %	21.5	21.1	
ROE, %	19.2	18.8	
Average rates used: EUR 1.00 = USD	1.24	1.13	

The numbers of shares in issue and other share-based key indicators have been adjusted for the December 2004 bonus issue.

NET SALES BY BUSINESS AREA

	2004	2003	Change %
Racquet Sports	210.3	207.4	1
Golf	147.7	156.1	-5
Team Sports	185.0	181.0	2
Winter Sports	205.6	188.2	9
Fitness Equipment	210.1	175.5	20
Sports Instruments	77.2	76.6	1
	1,035.9	984.8	5
Tobacco	22.9	109.3	
Net sales, total	1,058.8	1,094.1	-3

EBIT BY BUSINESS AREA

	2004	2003	Change %
Racquet Sports	26.9	20.6	31
Golf	0.5	-12.4	
Team Sports	24.6	23.3	6
Winter Sports	29.6	28.3	5
Fitness Equipment	23.9	26.8	-11
Sports Instruments	8.0	7.7	4
Headquarters	-11.1	-6.6	
Patent Settlement	-	20.5	
	102.4	108.2	-5
Tobacco	19.6	9.5	
EBIT, total	122.0	117.7	4

GEOGRAPHIC BREAKDOWN OF NET SALES

	2004	%	2003	Change %
Americas	597.1	56	573.2	4
EMEA	350.1	33	417.8	-16
Asia Pacific	111.6	11	103.1	8
Total	1,058.8	100	1,094.1	-3

CONSOLIDATED CASH FLOW STATEMENT

	2004	2003
Net cash from operating activities	33.2	88.6
Net cash from investing activities	-8.4	-23.8
Net cash from financing activities		
Dividends paid	-33.2	-33.0
Issue of shares	3.2	4.9
Change in net debt	-4.7	-40.6
Net increase/decrease in cash and cash equivalents	-9.9	-3.9
Cash and cash equivalents at 1 Jan	26.9	31.0
Cash and cash equivalents at 31 Dec	17.0	27.1

CONSOLIDATED BALANCE SHEET, IFRS

Assets	31 Dec 2004	31 Dec 2003
Goodwill	284.2	275.1
Other intangible non-current assets	4.8	4.7
Tangible non-current assets	89.4	99.2
Long-term investments	20.7	35.9
Inventories and work in progress	154.4	136.9
Receivables	260.0	293.6
Marketable securities	-	1.0
Cash and cash equivalents	17.0	26.1
Assets	830.5	872.5

Shareholders' equity and liabilities	31 Dec 2004	31 Dec 2003
Shareholders' equity	461.3	422.5
Long-term interest-bearing liabilities	27.1	32.2
Other long-term liabilities	12.6	25.3
Current interest-bearing liabilities	123.1	135.5
Other current liabilities	182.5	229.0
Provisions	23.9	28.0
Shareholders' equity and liabilities	830.5	872.5

Equity ratio, %	55.5	48.4
Gearing, %	29	33
EUR 1.00 = USD	1.36	1.26

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, IFRS

	Share capital	Premium fund	Fund for own shares	Translation differences	Fair value and other reserves	Retained earnings	Total	Minority interest	Total equity
Balance at 31 Dec 2002	96.8	181.8	-24.9	0.0	0.0	149.4	403.1	3.2	406.3
Warrants exercised	1.0	3.7					4.7		4.7
Translation differences				-33.8			-33.8		-33.8
Dividend distribution						-32.6	-32.6		-32.6
Change in minority interest							0.0	-0.2	-0.2
Net result for the period						78.1	78.1		78.1
Balance at 31 Dec 2003	97.8	185.5	-24.9	-33.8	0.0	194.9	419.5	3.0	422.5
Effects of adopting IAS 39					1.6	-1.6	0.0		0.0
Balance at 1 Jan 2004, adjusted	97.8	185.5	-24.9	-33.8	1.6	193.3	419.5	3.0	422.5
Warrants exercised	1.3	1.9					3.2		3.2
Cancellation of own shares	-3.9	3.9	24.9			-24.9	0.0		0.0
Bonus issue	190.5	190.5					0.0		0.0
Translation differences				-14.6			-14.6		-14.6
Cash flow hedges					-1.5		-1.5		-1.5
Dividend distribution						-33.0	-33.0		-33.0
Change in minority interest							0.0	0.2	0.2
Net result for the period						84.5	84.5		84.5
Balance at 31 Dec 2004	285.7	0.8	0.0	-48.4	0.1	219.9	458.1	3.2	461.3

CONTINGENT LIABILITIES AND SECURED ASSETS, CONSOLIDATED

	31 Dec 2004	31 Dec 2003
Charges on assets	-	-
Mortgages pledged	7.1	17.1
Guarantees	2.7	3.8
Liabilities for leasing and rental agreements	40.3	44.4
Other liabilities	29.4	33.7

There are no guarantees or contingencies given for the management of the company, the shareholders or the associated companies.

DERIVATIVE FINANCIAL INSTRUMENTS

	31 Dec 2004	31 Dec 2003
Nominal value		
Foreign exchange forward contracts	224.0	251.3
Forward rate agreements	-	100.0
Interest rate swaps	36.7	99.0
Fair value		
Foreign exchange forward contracts	10.6	19.0
Forward rate agreements	-	-0.1
Interest rate swaps	0.1	-1.7

QUARTERLY BREAKDOWNS

EUR million	IV 2004	III 2004	II 2004	I 2004	IV 2003	III 2003	II 2003	I 2003
NET SALES								
Racquet Sports	39.3	54.8	57.5	58.7	37.0	56.6	57.8	56.0
Golf	21.1	27.9	50.1	48.6	22.4	31.5	60.4	41.8
Team Sports	42.0	38.8	42.7	61.5	39.9	37.9	41.0	62.2
Winter Sports	80.5	88.6	7.6	28.9	72.0	83.2	7.1	25.9
Fitness Equipment	58.6	50.1	46.3	55.1	47.7	42.0	34.4	51.4
Sports Instruments	19.5	18.2	20.7	18.8	20.7	16.4	19.4	20.1
	261.0	278.4	224.9	271.6	239.7	267.6	220.1	257.4
Tobacco	-	0.3	0.8	21.8	25.7	30.3	29.5	23.8
Total	261.0	278.7	225.7	293.4	265.4	297.9	249.6	281.2
EBIT								
Racquet Sports	4.5	7.7	7.5	7.2	1.9	7.9	6.9	3.9
Golf	-2.9	-4.6	4.8	3.2	-11.5	-4.8	5.1	-1.2
Team Sports	5.7	3.6	3.0	12.3	4.2	3.1	4.6	11.4
Winter Sports	20.5	24.0	-9.8	-5.1	16.0	24.9	-9.0	-3.6
Fitness Equipment	7.6	4.2	2.6	9.5	7.5	7.5	2.9	8.9
Sports Instruments	2.5	2.0	1.7	1.8	1.6	2.0	1.9	2.2
Headquarters	-3.5	-2.5	-4.0	-1.1	-1.9	-1.2	-1.0	-2.5
Patent settlement	-	-	-	-	-	20.5	-	-
	34.4	34.4	5.8	27.8	17.8	59.9	11.4	19.1
Tobacco	0.7	-	-	18.9	2.0	2.8	3.2	1.5
Total	35.1	34.4	5.8	46.7	19.8	62.7	14.6	20.6

All forecasts and estimates mentioned in this report are based on management's current judgement of the economic environment and the actual results may be significantly different.

The Group's annual report will be published during week 9. The interim reports in 2005 will be published on 28 April, 4 August and 26 October, respectively.

AMER GROUP PLC
Board of Directors

For further information, please contact:

Mr Roger Talermo, President & CEO, tel. +358 9 7257 8210
Mr Pekka Paalanne, Senior Vice President & CFO, tel. +358 9 7257 8212

AMER GROUP PLC
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:

Hex Helsinki Exchanges
Major media
www.amersports.com